Exhibit 99.1

NEWS RELEASE

Aurinia Pharmaceuticals Initiates Phase 2b Clinical Trial of Voclosporin to Treat Lupus Nephritis

258-Patient, Multinational, Randomized, Double-Blind, Placebo-Controlled AURA Study to Evaluate Voclosporin as Part of a Multi-Targeted Therapeutic Regimen

VICTORIA, BRITISH COLUMBIA – June 26, 2014 – Aurinia Pharmaceuticals, Inc., (TSX: AUP) today announced enrollment of the first patient in its planned Phase 2b clinical trial to evaluate the efficacy of voclosporin as a treatment for lupus nephritis (LN). LN is an inflammation of the kidneys, that if inadequately treated can lead to end-stage renal disease, making LN a serious and potentially life-threatening condition. The Lupus Foundation of America believes there are as many as 1.5 million people in the U.S. with systemic lupus erythematosus (SLE), approximately 40 to 70 percent of whom will develop LN.

The Phase 2b trial, called AURA–LV (Aurinia Urine protein Reduction in Active Lupus with voclosporin) or AURA, is planned to be conducted in approximately 20 countries and is a randomized, controlled, double-blind study comparing the efficacy of voclosporin against placebo in achieving remission in patients with active LN. The AURA study is designed to demonstrate that voclosporin can induce a rapid and sustained reduction of proteinuria in the presence of extremely low steroid exposure and to fulfill specific regulatory requests. It will compare two dosage groups of voclosporin (23.7mg and 39.5mg) administered with mycophenolate mofetil (MMF) vs. MMF alone. All patients will also receive oral corticosteroids as background therapy. There will be a primary analysis to determine complete remission at week 24 and various secondary analyses at week 48 which include biomarkers and markers of non-renal SLE. The Company expects patient recruitment to be completed within approximately 12 months.

“We aim to advance our development of voclosporin to treat lupus nephritis given the significant unmet need, lack of approved therapies and market opportunity,” said Stephen Zaruby, President and CEO of Aurinia. “The immunology of LN, along with significant published data, support the use of a multi-targeted treatment approach for this debilitating and heterogeneous disease.”

About Voclosporin

Voclosporin is a novel calcineurin inhibitor (CNI) with extensive clinical data in over 2,600 patients in other indications. Voclosporin is made by a modification of a single amino acid of the cyclosporine molecule (a CNI approved for use in transplant patients since 1983). This modification results in a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency vs. cyclosporine, an altered metabolic profile, and potential for flat dosing. These attributes have the potential to position voclosporin as a best in class CNI inhibitor.

About Aurinia

Aurinia is a clinical stage pharmaceutical company focused on the global nephrology market. Its lead drug, voclosporin, is a novel CNI. Aurinia holds global rights to all indications for voclosporin and has development and commercialization partners in Canada, Israel, South Africa and Greater China. Visit www.auriniapharma.com for more information.

Forward-looking Statements

This press release contains forward-looking statements. The forward-looking statements may include, without limitation, statements regarding number of countries in which AURA will be conducted, the timeline for completion of potential recruitment for AURA, and voclosporin being a best in class CNI inhibitor. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward looking statements. Such risks and uncertainties include, among others, the ability of the Company to protect its intellectual property rights, delays in the recruitment process, not identifying and enrolling sufficient patients, the potential of its products, the success and timely completion of clinical studies and trials, the Company’s and its partners’ ability to successfully obtain and maintain regulatory approvals and commercialize voclosporin on a timely basis. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. For additional information on risks and uncertainties relating to these forward-looking statements, investors should consult the Company’s annual reports and its most recent Annual Information Form and other filings found on SEDAR at www.sedar.com.

We seek Safe Harbour.

Company Contact:

Stephen Zaruby

President & CEO

250-708-4293

szaruby@auriniapharma.com

or

Michael R. Martin

Chief Operating Officer

250-708-4272

mmartin@auriniapharma.com